Exhibit 10.3

AECOM 1999 Avenue of the Stars 26th Floor Los Angeles, CA 90067 United States	+1 (213) 593-8000 tel +1 (213) 593-8730 fax

November 22, 2019

Michael S. Burke

1999 Avenue of the Stars, Suite 2600

Los Angeles, CA 90071

Dear Michael:

The board of directors (the “Board”) of AECOM (the “Company”) appreciates your service to the Company since 2005. In connection with the proposed chief executive officer succession planning and the desire to ensure an orderly transition, we are proposing the terms relating to your transition as set forth in this letter (this “Letter”).

1.   Succession

(a)  In connection with the succession planning process, you will continue to serve as the Chief Executive Officer of the Company through the earlier of (i) the date immediately prior to the date of the annual meeting of the Company’s stockholders in March of 2020, (ii) the date that a successor Chief Executive Officer is appointed by the Board, and (iii) the date that your employment is terminated by the Company (such earlier date, the “Succession Date”), and upon the Succession Date, your employment with the Company will terminate. From the date hereof through the Succession Date (the “Succession Period”), you will reasonably cooperate as reasonably requested in connection with the succession planning in order to ensure a smooth transition.

(b)  In reliance upon Section 2(b) of this Letter, this Letter shall serve as the Company’s acceptance of your resignation as an officer, employee and director of the Company and as an officer, employee and director of any of its affiliates, effective on the Succession Date.

2.   Compensation

(a)  During the Succession Period, you will continue to be eligible to receive compensation and benefits on the same basis as provided to you prior to the date hereof in accordance with the terms of the letter agreements between you and the Company dated as of March 6, 2014 and May 8, 2018 (for the avoidance of doubt, including continued equity vesting) (collectively, the “Employment Agreement”), although you will not be granted a fiscal year 2020 annual long-term incentive award.

(b)  Upon the Succession Date, provided only that your employment has not terminated on or prior to such date due to your voluntary resignation, your death or permanent disability or termination by the Company for Cause (as defined in the Employment Agreement) based on actions taken by you during the Succession Period as determined in good faith in writing by at least seventy-five percent (75%) of the non-employee members of the Company’s Board of Directors at the time of such termination, for all purposes (including without limitation for purposes of the Employment Agreement), your termination of employment will be treated as a termination other than for Cause, and you will be entitled to receive the payments and benefits that are due to you under the Employment Agreement upon a termination other than for Cause, as provided in the Separation and Release Agreement attached hereto as Exhibit A. On the Succession Date, subject to the foregoing, the Company will sign the Separation and Release Agreement attached hereto as Exhibit A without amendment and, provided that you have also signed such Agreement, the Separation and Release Agreement shall be of full force and effect and irrevocable, unless you choose to revoke such Agreement as contemplated by Section 12 thereof.

[Signature page follows]

If you agree that this Letter accurately represents our understanding, please sign and return this letter, which will become a binding agreement on our receipt.

Very truly yours,

AECOM

	By:	/s/ Steven A. Kandarian
		Name:	Steven A. Kandarian
		Title:	Lead Independent Director

Accepted and agreed:

/s/ Michael S. Burke
Michael S. Burke

Exhibit A

AECOM 1999 Avenue of the Stars Suite 2600 Los Angeles, CA 90067 www.aecom.com	213.593.8723 tel 213.593.8727 fax

SEPARATION AND RELEASE AGREEMENT

This Separation and Release Agreement (this “Agreement”) is executed and delivered by Michael S. Burke (“Executive”) to and for the benefit of AECOM, a Delaware corporation, and any parent, subsidiary or affiliated corporation or related entity of AECOM (collectively, “AECOM” or the “Company”), and AECOM to and for the benefit of Executive. Reference is made to that certain letter agreement between Executive and AECOM dated as of November 22, 2019 to which this Exhibit A is appended (the “Letter”).

1.         STATUS OF EMPLOYMENT

Executive and Company have agreed that Executive’s employment with the Company will cease effective as of the Succession Date as defined in the Letter (the “Separation Date”).

2.         STATUS OF COMPENSATION AND BENEFITS

The following payments, benefits and terms apply to Executive as a result of separation of employment from the Company:

a.          Executive will be paid his base salary through the Separation Date.

b.         Executive will be paid for any remaining accrued but unused PTO through the Separation Date.

c.         To the extent unpaid as of the Separation Date, Executive will be paid the annual cash incentive award earned with respect to the Company’s 2019 fiscal year in the amount approved by the Board of Directors of the Company.

d.         Executive will be eligible to utilize the Company’s EAP benefits for 90-days after his Separation Date. Group life insurance, short term disability and personal accident insurance offered through the Company will end on the Separation Date; however, Executive will have 31 days from the Separation Date to convert the group life insurance policy to an individual policy.

e.         Upon expiration of the trading window in effect at time of his separation, Executive will be removed from the list of Company insiders subject to the Company’s periodic trading windows; provided, however, Executive acknowledges (i) that any securities trades Executive make remain at all times subject to federal and state securities laws and regulations, including those prohibiting trading while in possession of material nonpublic information and (ii) that Executive will comply with such laws and regulations.

f.          Executive will not be eligible to contribute additional amounts or receive additional matching contributions in the AECOM 401(k) plan after the Separation Date. However, monies in his accounts will be available to Executive under the terms of the plan. Executive can choose to roll over his account balance to another 401(k) plan or IRA.

3.         SEPARATION BENEFITS

Consistent with the terms of the letter agreements between Executive and the Company dated as of March 6, 2014 (the “2014 Letter”) and May 8, 2018 (the “2018 Letter” and collectively with the 2014 Letter, the “Employment Agreement”) applicable upon a termination of employment by the Company other than for Cause (as defined in the Employment Agreement), in consideration for signing (without revoking) this Agreement on a timely basis and subject to his ongoing compliance with its terms, Executive will receive the following severance payments and benefits (collectively the “Separation Benefits”):

a.         Severance Payment: A lump sum cash severance payment in the total amount of $[•] (the “Severance Payment”) comprised of two times the sum of Executive’s base salary ($1,500,000) and the average annual cash incentive award earned by Executive for the three fiscal years prior to the Separation Date.1 The Severance Payment, less applicable taxes, deductions and withholdings, will be paid to Executive within fifteen days of the Separation Date, but in no event prior to the end of the Revocation Period (as defined below).

b.         Equity Award Treatment: The AECOM equity awards held by the Executive that are outstanding as of the date hereof (as set forth on Schedule I attached hereto) will be treated as follows: (i) in the case of restricted stock units (the “RSU Awards”), will vest in full immediately as of the Separation Date, (ii) in the case of PEP awards, the service requirement will lapse as of the Separation Date and the awards will remain outstanding and be eligible to vest in full subject to the achievement of the applicable performance goals, which goals will be measured and awards will be earned on the same basis as the PEP awards held by active executives of the Company, and (iii) in the case of stock options, will remain exercisable until the first anniversary of the Separation Date.

c.         Pro Rata 2020 Fiscal Year Cash Incentive Award. With respect to the Company’s 2020 fiscal year, Executive shall receive a cash incentive award in the amount equal to the target annual bonus ($2,250,000) prorated for the period of Executive’s continued employment with the Company from October 1, 2019 through the Separation Date, and such amount will be paid to Executive, less applicable taxes, deductions and withholdings, within fifteen days of the Separation Date, but in no event prior to the end of the Revocation Period.

1 Annual incentive awards earned for fiscal years 2017, 2018 and 2019.

d.         Healthcare Benefits. Executive and his eligible dependents will continue to participate in the Company’s health care plans, including the Executive Medical Reimbursement Plan, for 24 months following the Separation Date at the Company’s sole expense. Thereafter, health care benefits will be provided to Executive and his spouse and eligible dependents consistent with the 2018 Letter.

e.         The Separation Benefits will be provided to Executive subject to the terms and conditions of this Agreement, including but not limited to:

i.          Executive will not be eligible to receive any portion of the Separation Payment unless Executive executes this Agreement within 21 days following the Separation Date and does not revoke it.

ii.         The RSU Awards will be settled in shares of AECOM common stock, and the net shares from the RSU Awards, less any necessary deductions for income tax and other required withholdings which will be withheld in shares of AECOM common stock, will be automatically deposited into Executive’s Merrill Lynch brokerage account approximately one week after vesting (meaning one week after the Separation Date), but in no event prior to the end of the Revocation Period.

iii.        Executive agrees that the receipt of the Separation Benefits as set forth in this Agreement is in satisfaction of the obligations under the Employment Agreement to provide payments and benefits upon and following a termination of Executive’s employment other than for Cause. Executive further agrees that Executive is not entitled to any further compensation or benefits, including any severance, separation payments, bonus, equity, or pay in lieu of any such compensation or benefit, from the Company or other AECOM-affiliated companies, except as provided in this Agreement.

iv.        The parties hereto acknowledge that it is their understanding that the Separation Benefits described in clauses (a) (b) and (c) above are not “deferred compensation” under Section 409A of the Internal Revenue Code, and therefore the 6-month payment delay applicable to the payment of “deferred compensation” payable upon a separation from service does not apply.

v.         The parties hereto acknowledge that the Separation Benefits (including but not limited to the Separation Payment) shall be payable to Executive notwithstanding that Executive’s termination from employment may be characterized as a “retirement” or similar or other term in press releases or other public statements.

4.         NON-SOLICITATION

Executive agrees that he shall not at any time during the period commencing upon his receipt of this Agreement and extending until twelve (12) months following the Separation Date, directly or indirectly:

a.         solicit, attempt to solicit, induce or otherwise cause any existing or future customer or client of the Company, to terminate, fail to extend or renew, reduce the funding of, or fail to provide additional funding for, any contract, proposal or work with the Company; or

b.         solicit, attempt to solicit, induce or otherwise cause any existing or prospective employee of the Company, to terminate or abort his or her employment with the Company, or hire or attempt to hire any existing or prospective employee of the Company to be employed or engaged as a consultant or employee by Executive or for any firm, organization, business, partnership, corporation, or association with which Executive shall have an association.

5.         WAIVER AND RELEASE

In exchange for the Separation Benefits, Executive, on behalf of himself, his heirs, beneficiaries, executors, administrators, representatives, assigns, and agents hereby fully releases, acquits, and forever discharges the Company, its past, present, and future predecessors, successors, parent companies, subsidiary companies, affiliated entities, related entities, operating entities, and its and their past, present, and future officers, directors, shareholders, members, investors, partners, employees, agents, attorneys, insurers, reinsurers, and all of its and their past, present, and future compensation and employee benefits plans (including trustees, fiduciaries, administrators, and insurers of those plans) (collectively, the “Released Parties”) from any and all causes of action, lawsuits, proceedings, complaints, charges, debts, contracts, judgments, damages, claims, attorney’s fees, costs, expenses, and compensation whatsoever, of whatever kind or nature, in law, or equity or otherwise, whether known or unknown, vested or contingent, suspected or unsuspected, that Executive may now have, has ever had, or hereafter may have relating directly or indirectly to his employment with the Company, the termination of his employment with the Company, the benefits or attributes of his employment with the Company, and/or any other act, omission, event, occurrence, or non-occurrence involving the Company or any of the Released Parties. Executive also releases all of the Released Parties of and from any and all claims Executive has or may have that arose prior to the date Executive signs this Agreement, arising from any violation or alleged violations of federal, state or local human rights, fair employment practices and/or other laws by any of the Released Parties for any reason under any legal theory including, but not limited to, the Age Discrimination in Employment Act (“ADEA”); the Americans With Disabilities Act of 1990 (“ADA”); the Consolidated Omnibus Budget Reconciliation Act (“COBRA”); the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”); the Employee Retirement Income Security Act of 1974 (“ERISA”); the Equal Pay Act (“EPA”); the Fair Labor Standards Act (“FLSA”); the Fair Credit Reporting Act (“FCRA”); the Family and Medical Leave Act (“FMLA”); the

Genetic Information Nondiscrimination Act (“GINA”); the Immigration Reform and Control Act (“IRCA”); the Lilly Ledbetter Fair Pay Act; the National Labor Relations Act (“NLRA”); the Labor Management Relations Act (“LMRA”); the Occupational Safety and Health Act (“OSHA”); the Older Workers Benefit Protection Act (“OWBPA”); the Rehabilitation Act of 1973; the Sarbanes-Oxley Act of 2002 (“SOX”); the Uniformed Services Employment and Reemployment Rights Act of 1994 (“USERRA”); Sections 1981 through 1988 of Title 42 of the United States Code; Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Worker Adjustment and Retraining Notification Act (“WARN”), and/or all other federal, state, or local laws, statutes ordinances, constitutions rules, orders or regulations, all as they may be amended. Executive also forever waives, releases, discharges and gives up all claims, real or perceived and now known or unknown, for breach of implied or express contract, breach of promise, breach of the covenant of good faith and fair dealing, wrongful or retaliatory discharge, discrimination, harassment, promissory estoppel, assault, battery, false imprisonment, defamation, libel, slander, intentional and negligent infliction of emotional distress, duress, fraudulent and negligent misrepresentation, defamation, violation of public policy, negligence, and all other claims or torts arising under any federal, state or local law, regulation, constitution, ordinance or judicial decision; and any claim concerning wages, benefits, severance payments, bonus payments, payments pursuant to any agreement with the Company, stock, stock options, or stock option agreement. Executive also agrees to waive any right he has to pursue any claim or grievance through any internal channel of the Company and/or its affiliates. Executive understands and agrees that his waivers include both claims that he knows about and those he may not know about which have arisen on or before the date on which he signs this Agreement.

Executive further agrees to waive all rights under Section 1542 of the Civil Code of the State of California, up to and including the date he signs this agreement. Section 1542 provides as follows:

“A general release does not extend to claims which a creditor does not know of or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

Executive further agrees and represents that he has had an opportunity to consult with an attorney over the meaning and significance of this Civil Code §1542 waiver and that he knowingly and voluntarily waives his rights under this statute.

6.         PROMISE NOT TO SUE

Executive has not, at any time up to and including the date on which he signs this Agreement, commenced, and will not in the future commence, to the full extent permitted by law, any action or proceeding, or file any action, of any nature arising out of the matters released by paragraph 5 other than as specifically identified therein, and Executive waives to the full extent permitted by law, any right to any monetary or equitable relief in any proceeding that may relate to the matters released by paragraph 5.

7.         EXCLUSIONS FROM WAIVERS AND RELEASE OF CLAIMS

Notwithstanding anything else stated in this Agreement, the Company and Executive understand and agree that:

a.         Nothing in this Agreement is intended to limit or restrict any rights that Executive may have to enforce the Letter, this Agreement or to interfere with or affect a waiver of any other right that cannot, by express and unequivocal terms of law, be limited, waived, or extinguished. This Agreement also does not apply to any claims that the controlling law clearly states may not be released by private agreement.

b.        This Agreement does not (i) affect Executive’s non-forfeitable rights to his accrued benefits (within the meaning of Sections 203 and 204 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) under the Company’s ERISA-covered employee benefits plans or (ii) supersede or replace the Employment Agreement.

c.         This Agreement does not limit Executive’s indemnification rights under applicable Company agreements, policies or D&O insurance (“Indemnification”), nor does it in any way restrict Executive’s ability to enforce, make claims and/or recover for or with respect to Indemnification.

c.         This Agreement shall not apply to rights or claims that may arise after the effective date of this Agreement.

d.        This Agreement does not preclude filing a charge with or participating in an investigation or proceeding conducted by the Equal Employment Opportunity Commission (“EEOC”), the U.S. Department of Labor (“DOL”), the National Labor Relations Board (“NLRB”) or any other federal, state, or local labor board or agency charged with enforcing employment laws. However, by signing this Agreement, Executive understands and agrees that he is waiving any right to recover money or other individual relief based on claims asserted in such a charge in any proceeding brought by him or on his behalf.

e.         This Agreement does not preclude Executive’s ability to report fraud, waste or abuse to federal officials regarding the Company’s management of public contracts, or his obligation to cooperate with any government authorities.

f.         This Agreement does not limit any statutory rights Executive may have to bring an action to challenge the terms of this Agreement or contest the validity of the release contained in this Agreement under the Age Discrimination in Employment Act (“ADEA”) or the Older Workers Benefits Protection Act (“OWBPA”).

g.        This Agreement does not limit or waive Executive’s right to file an application for an award for original information submitted pursuant to Section 21F of the Securities Exchange Act of 1934.

8.         CONFIDENTIALITY

Executive acknowledges that during his employment with the Company he acquired certain confidential, proprietary or otherwise nonpublic information concerning the Company, which may include, without limitation, intellectual property, trade secrets, financial data, strategic business or marketing plans, and other sensitive information concerning the Company, its employees, past or present directors, executives, officers, agents, or customers (“Confidential Information”). Executive agrees that he has not, and will not, disclose any Confidential Information to any person or entity, except as required by law.

Notwithstanding any other provision of this Agreement or any other agreement, Executive understands that if he makes a confidential disclosure of a Company trade secret to a government official or an attorney for the purpose of reporting or investigating a suspected violation of law, or in a court filing under seal, he will not be held liable under this Agreement or any other agreement, or under any federal or state trade secret law for such a disclosure. Moreover, nothing in this Agreement or any other agreement shall prevent Executive from making a confidential disclosure of any other Confidential Information to a government official, to an attorney as necessary to obtain legal advice or in a court filing under seal.

9.         COOPERATION WITH LEGAL PROCEEDINGS

Upon reasonable notice, Executive will provide information and proper assistance to the Company (including truthful testimony and document preservation and production) in any litigation or potential litigation in which he is, or may be, a witness, or as to which he possesses, or may possess, relevant information. The Company will pay Executive’s reasonable expenses incurred in complying with this paragraph.

10.       ACKNOWLEDGEMENTS

a.         Executive acknowledges and represents that the Company has paid all wages, bonuses, commissions, overtime, expenses, vacation/PTO, and/or other benefits due to him up to and including the date of this Agreement.

b.         Executive represents that he has reported to the Company any and all work- related injuries or illnesses incurred by him during his employment with the Company.

c.         Executive acknowledges and represents that during his employment and through the date he signs this Agreement, he has made full and truthful disclosures to the Company about any misconduct of which he may have been aware by or on behalf of the Company or any of its employees, officers, directors, consultants, agents or other third-parties.

d.         Executive acknowledges that, if he is an officer of, or served in any elected or appointed position for the Company or any of its subsidiaries or affiliates, then his signature on this Agreement constitutes his resignation, effective on the Separation Date, from any and all such offices or positions.

11.       NON-DISPARAGEMENT

Executive has not, and will not, make any statements or take any actions detrimental to the interests of the Company, including, without limitation, negatively comment on, disparage, or call into question the business operations or conduct of the Company or its past or present clients, members of the Company’s Board of Directors, executives, officers or employees. The members of the Company’s Board of Directors and Executive Leadership Team have not, and will not, make any statements or take any actions detrimental to the interests of Executive, including, without limitation, negatively comment on, disparage, or call into question the conduct of Executive.

12.       NOTICE AND REVOCATION PERIODS

Executive acknowledges that he was advised that he could take up to twenty-one (21) days from the date this Agreement was given to Executive to review the Agreement and decide whether he would enter into this Agreement. To the extent that Executive has elected to enter into this Agreement prior to such time, Executive has done so voluntarily, and has knowingly waived such twenty-one (21) day review period.

Executive may revoke this Agreement within a period of seven (7) calendar days after its execution (the “Revocation Period”), by delivery of a notarized written notice of revocation (the “Revocation Notice”) prior to 5:00 p.m. on the last day comprising the Revocation Period to Pamla Hoebener, Human Resources, AECOM, 1999 Avenue of the Stars, Suite 2600, Los Angeles, CA 90067. This Agreement shall become irrevocable automatically upon the expiration of the Revocation Period if Executive does not revoke it in the aforesaid manner. In the event that Executive revokes the Agreement, or if for any other reason it is held to be unenforceable, all checks, instruments, funds, or other such payments received by Executive pursuant to the terms of this Agreement shall immediately be returned to the Company.

13.       RETURN OF PROPERTY

Executive agrees that he will return to the Company all property, files, and other Company materials in his possession, with the exception of documents relating to his compensation and benefits to which Executive is entitled, no later than the Separation Date. Executive further agrees that he will not retain any copies or duplicates of any such Company property.

14.       REMEDIES FOR BREACH OF CERTAIN COVENANTS

Executive agrees that in the event Executive violates the Non-Solicitation, Non- Disparagement, or Confidentiality sections of this Agreement, the Company may pursue any remedies available at law or in equity, including but not limited to injunctive relief, for Executive’s violation of those provisions. Despite any breach by Executive, his other obligations under this Agreement, including his waivers and releases, will remain in full force and effect. Executive further agrees that it is impossible to measure in money the damages which will accrue to the Company by reason of a failure by Executive to perform any of his obligations under paragraphs 4, 8 and/or 11 of this Agreement. Accordingly, if the Company or any of its affiliates institutes any action or proceeding to enforce its rights under paragraphs 4, 8 and/or 11, to the extent permitted by applicable law, Executive hereby waives the claim or defense that the Company or its affiliates has an adequate remedy at law, and Executive shall not claim that any such remedy at law exists.

Failure by either party to enforce any term or condition of this Agreement at any time shall not preclude that party from enforcing that provision, or any other provision, at a later time.

15.       DISPUTE RESOLUTION

The parties agree that any dispute arising out of or relating to this Agreement or the formation, breach, termination or validity thereof, will be settled by binding arbitration by a panel of three arbitrators in accordance with the commercial arbitration rules of the American Arbitration Association. The arbitration proceedings will be located in Los Angeles, California. The arbitrators are not empowered to award damages in excess of compensatory damages and each party irrevocably waives any damages in excess of compensatory damages. Judgment upon any arbitration award may be entered into any court having jurisdiction thereof and the parties consent to the jurisdiction of any court of competent jurisdiction located in the Central District of California.

16.       NATURE OF AGREEMENT

Executive has reviewed the terms of this Agreement and acknowledges that he has entered into this Agreement freely and voluntarily. Executive agrees and understands that nothing in this Agreement is an admission by the Company of any liability or unlawful conduct whatsoever. The terms described in the Letter, this Agreement, as well as the Employment Agreement and the PEP and RSU award agreements entered into by and between Executive and the Company, constitute the entire agreement between Executive and the Company with respect to the subject matter hereof and may not be altered or modified other than in writing signed by Executive and the Company. No promise, inducement or agreement not expressed herein has been made to Executive in connection with this Agreement, and this Agreement supersedes all prior written or oral agreements, arrangements, communications, commitments or obligations between Executive and the Company with respect to the subject matter hereof. This Agreement may only be modified or amended by virtue of a writing signed by both Executive and the Company.

This Agreement shall be construed and enforced pursuant to the laws of California, applicable to contracts to be performed wholly within the state. Should any provision of this Agreement be declared illegal or unenforceable by any court of competent jurisdiction, if such provision cannot be modified to be enforceable, then such provision shall become null and void, leaving the remainder of this Agreement in full force and effect.

Executive also acknowledges that he fully understands his right to discuss this Agreement with an attorney, that the Company has advised Executive of this right, that Executive has carefully read and fully understands this entire Agreement, and that Executive is voluntarily entering into this Agreement.

[Signature page follows.]

Executive has read and understands the terms and conditions set forth in this Agreement, including but not limited to the waiver and release of claims contained herein. By signing below, Executive hereby accepts and agrees to this Agreement.

Michael S. Burke

Date:

on behalf of AECOM

[DATE]

Schedule I

Grant Date	Type of Award/ # of Shares/Vesting Date	Treatment on Separation Date (if not previously vested)
December 15, 2016	RSUs for 115,304 shares vesting on December 15, 2019

Full vesting on Separation Date with shares delivered immediately following effectiveness of the Separation and Release Agreement, unless Separation Date occurs following December 15, 2019, in which case vesting will occur on December 15, 2019 with shares delivered as soon as reasonably practicable following the vesting date

December 15, 2017	RSUs for 119,145 shares vesting on December 15, 2020	Full vesting on Separation Date with shares delivered immediately following effectiveness of the Separation and Release Agreement
December 17, 2018	RSUs for 160,000 shares vesting on December 17, 2021	Full vesting on Separation Date with shares delivered immediately following effectiveness of the Separation and Release Agreement
December 15, 2016	PEPs (FY 2017 – FY 2019) 145, 801 shares earned	Shares earned to be delivered as soon as reasonably practicable following the vesting date on December 15, 2019
December 15, 2017	PEPs (FY 2018 – FY 2020) 178,717 shares at target

Eligible to vest based on level of achievement of performance goals at end of performance period, without proration, with delivery as soon as reasonably practicable following the vesting date on

December 15, 2020

December 17, 2018	PEPs (FY 2019 – FY 2021) 240,000 shares at target

Eligible to vest based on level of achievement of performance goals at end of performance period, without proration, with delivery as soon as reasonably practicable following the vesting date on

December 17, 2021

March 5, 2014	Stock Option to acquire 127,714 shares $31.62 exercise price Vested	Exercisable through first anniversary of the Separation Date